Execution Copy

PVR PARTNERS, LP

PENN VIRGINIA RESOURCE FINANCE CORPORATION II

Three Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, Pennsylvania 19087

January 23, 2013

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	Mara L. Ransom Division of Corporation Finance

Re:	Registration Statement on Form S-4 File No. 333-185535

Dear Ms. Ransom:

This letter supplements the Registration Statement on Form S-4 (File No. 333-185535) of PVR Partners, L.P. (the “Partnership”), Penn Virginia Resource Finance Corporation II (together with the Partnership, the “Issuers”) and the co-registrants named therein (together with the Issuers, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”) the Issuers’ 8.375% Senior Notes due 2020 (the “Outstanding Notes”), which were originally issued on May 17, 2012 to international and U.S. investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Registrants hereby confirm and represent as follows:

1. The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal)

Securities and Exchange Commission

January 23, 2013

that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Registrants will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

[Signature Page Follows.]

If any additional supplemental information is required by the Staff, please contact the undersigned at (610) 975-8200 or Adorys Velazquez of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

PVR PARTNERS, L.P.

By:	PVR GP, LLC, its General Partner

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

PENN VIRGINIA RESOURCE FINANCE CORPORATION II

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

CONNECT ENERGY SERVICES, LLC

CONNECT GAS PIPELINE LLC

PVR GAS PIPELINE, LLC

PVR GAS PROCESSING LLC

PVR HYDROCARBONS LLC

PVR LAVERNE GAS PROCESSING LLC

PVR MARCELLUS GAS GATHERING, LLC

PVR GAS GATHERING LLC

By:	PVR MIDSTREAM LLC, their sole member

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

Signature Page to Correspondence

PVR FINCO LLC

By:	PVR PARTNERS, L.P., its sole member

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

PENN VIRGINIA OPERATING CO., LLC

By:	PVR FINCO LLC, its sole member

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

DULCET ACQUISITION LLC FIELDCREST RESOURCES LLC K RAIL LLC KANAWHA RAIL LLC LJL, LLC LOADOUT LLC SUNCREST RESOURCES LLC TONEY FORK LLC

By:	PENN VIRGINIA OPERATING CO., LLC, their sole member

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

PVR WATER SERVICES, LLC PVR NEPA GAS GATHERING, LLC

By:	PVR MARCELLUS GAS GATHERING, LLC, their sole member

/s/ William H. Shea, Jr.
Name:	William H. Shea, Jr.
Title:	President and Chief Executive Officer

Signature Page to Correspondence